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                                  EXHIBIT 12

                       CHORUS COMMUNICATIONS GROUP, LTD.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                     YEAR ENDED DECEMBER 31
                      1999      1998       1997      1996      1995

In Thousands
Net Income*           $3,367    $5,171     $5,136    $4,741    $4,572

Income Tax
 Expense               2,110     3,394      3,218     2,932     2,781

Interest Charges       1,767     1,727      1,301     1,408     1,203

Total Earnings        $7,244    $10,292    $9,655    $9,081    $8,556

Interest Expense      $1,767    $1,727     $1,301    $1,408    $1,203

Ratio                   4.10      5.96       7.42      6.45      7.11


*For 1996, the amount is before extraordinary charge.
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